UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

Aesthetic Medical International Holdings Group Limited

(Name of Issuer)

Ordinary shares, par value US$ 0.001 per share

(Title of Class of Securities)

00809M104**

(CUSIP Number)

Ning Liu, Esq.

King & Wood Mallesons

50th Floor, 500 Fifth Avenue

New York, NY 10110

United States of America

Telephone: +1 212 319 4755

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 20, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes an initial Schedule 13D filing on behalf of each of Hainan Oriental Jiechuang Investment Partnership (Limited Partnership), Shenzhen Venture Capital M & A Fund Management (Shenzhen) Co., Ltd., Shenzhen Luohu Red Earth Pioneering Cci Capital Ltd, Shenzhen Capital Group Co., Ltd., Shenzhen Lafang Investment Management Co,.Ltd., Australia Wanda International Company Limited and Laurena Wu with respect to the ordinary shares, par value US$0.001 per share, of Aesthetic Medical International Holdings Group Limited, a Cayman Islands company (the “Issuer”). This Schedule 13D constitutes the second amendment of that certain Schedule 13D filing filed on July 14, 2022 on behalf of WU Guiqian.

** No CUSIP number has been assigned to the ordinary shares of the Issuer. CUSIP number 00809M104 was assigned to the American Depositary Shares (“ADSs”) of, which are quoted on the Nasdaq Global Market under the symbol “AIH.” Each ADS represents three ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS Hainan Oriental Jiechuang Investment Partnership (Limited Partnership)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒[1]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,525,668[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,525,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.9%[3]
14		TYPE OF REPORTING PERSON (See Instructions) PN

1 The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

2 Pursuant to the Voting Support Agreement and the Cooperation Agreement, each Reporting Person may be deemed to have beneficial ownership of ordinary shares beneficially owned by Dr. Zhou Pengwu, Ms. Ding Wenting, and Peak Asia Investment Holdings V Limited. As of the date of this Schedule 13D, Dr. Zhou Pengwu beneficially owns 20,458,016 ordinary shares, Ms. Ding Wenting beneficially owns 15,490,692 ordinary shares, and Peak Asia Investment Holdings V Limited beneficially owns 15,576,960 ordinary shares of the Issuer.

3 The percentage of the class of securities beneficially owned by each Reporting Person is calculated based on the sum of (i) 70,703,671 ordinary shares of the Issuer issued and outstanding as of December 31, 2021, as reported by the Issuer in its current report on Form 20-F filed on May 16, 2022 and (ii) 21,413,276 ordinary shares issued to Hawyu (HK) Limited, as reported by the Issuer in its Form 6-K filed on July 14, 2022. The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Voting Support Agreement and the Cooperation Agreement.

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS Shenzhen Venture Capital M & A Fund Management (Shenzhen) Co., Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒[1]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,525,668[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,525,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.9%[3]
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS Shenzhen Luohu Red Earth Pioneering Cci Capital Ltd
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒[1]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,525,668[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,525,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.9%[3]
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS Shenzhen Capital Group Co., Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒[1]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,525,668[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,525,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.9%[3]
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS Shenzhen Lafang Investment Management Co., Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒[1]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,525,668[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,525,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.9%[3]
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS Australia Wanda International Company Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒[1]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,525,668[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,525,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.9%[3]
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS WU Guiqian
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒[1]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,413,276[4]
	8	SHARED VOTING POWER 51,525,668[2]
	9	SOLE DISPOSITIVE POWER 21,413,276[4]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,938,944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.2%[3]
14		TYPE OF REPORTING PERSON (See Instructions) IN

4 Represents 21,413,276 ordinary shares indirectly beneficially owned by WU Guiqian through Hawyu (HK) Limited.

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS Laurena Wu
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒[1]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Commonwealth of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 51,525,668[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,525,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.9%[3]
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the ordinary shares, par value US$0.001 per share, of the Issuer, a Cayman Islands company with its principal executive offices located at 1122 Nanshan Boulevard, Nanshan District, Shenzhen, Guangdong Province, China 518052.

ADSs of the Issuer are listed on the Nasdaq Stock Market under the symbol “AIH”.

Item 2.	Identity and Background.

(a)       Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) (“Jiechuang”), Shenzhen Venture Capital M & A Fund Management (Shenzhen) Co., Ltd. (“SVC Fund Management”), Shenzhen Luohu Red Earth Pioneering Cci Capital Ltd (“Red Earth”), Shenzhen Capital Group Co., Ltd. (“SCGC”), Shenzhen Lafang Investment Management Co., Ltd. (“Lafang Investment”), Australia Wanda International Company Limited (“Wanda”), WU Guiqian and Laurena Wu are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Schedule 13D is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit A.

Lafang Investment and SVC Fund Management serve as the general partners of Jiechuang and may be deemed to have the shared voting and dispositive power. Red Earth, wholly owned by SCGC, directly owns 95% shares of SVC Fund Management. SCGC is a state-owned enterprise incorporated in China. WU Guiqian may be deemed to have the beneficial ownership of Lafang Investment; Laurena Wu may be deemed to have the beneficial ownership of Wanda.

(b)       The residence/business address of each Reporting Person is as follows:

Jiechuang: FH3-106, Business Incubation Service Center, No.73 Xingyang Avenue, Jiangdong New District, Haikou City, Hainan Province, People’s Republic of China.

SVC Fund Management: 1001 Nanshan Finance Building, No.11 Kefa Road, Nanshan Dist., Shenzhen, Guangdong Province, People’s Republic of China

Red Earth: Room 11B1, Investment Building, 4009 Shennan Avenue, Futian Dist., Shenzhen, Guangdong Province, People’s Republic of China

SCGC: Zone B, 11/F, Investment Building, 4009 Shennan Avenue, Futian Dist., Shenzhen, Guangdong Province, People’s Republic of China

Lafang Investment: 1601B, Humon Land Building, Intersection of Qiaoxiang Road and Qiaocheng East Road, Futian District, Shenzhen, Guangdong Province, People’s Republic of China

Wanda: 19/F, No.3 Lockhart Road, Wanchai, Hong Kong.

WU Guiqian: c/o Shenzhen Lafang Investment Management Co., Ltd., 1601B, Humon Land Building, Intersection of Qiaoxiang Road and Qiaocheng East Road, Futian District, Shenzhen, Guangdong Province, People’s Republic of China

Laurena Wu: c/o Australia Wanda International Company Limited, 19/F, No.3 Lockhart Road, Wanchai, Hong Kong.

(c)       Each of Jiechuang, SVC Fund Management, Red Earth, SCGC and Wanda is principally engaged in the business of investment in securities. WU Guiqian is the controlling shareholder of Lafang Investment; Laurena Wu is a director and the controlling shareholder of Wanda.

(d)       During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The citizenship of each Reporting Person is as follows:

Jiechuang: People’s Republic of China

SVC Fund Management: People’s Republic of China

Red Earth: People’s Republic of China

SCGC: People’s Republic of China

Lafang Investment: People’s Republic of China

Wanda: Hong Kong, People’s Republic of China

WU Guiqian: People’s Republic of China

Laurena WU: The Commonwealth of Australia

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Statement is incorporated by reference in this Item 3.

Each Reporting Person expects to use its own working capital to complete the proposed transactions under the Transaction Agreements.

Item 4.	Purpose of Transaction.

On July 20, 2022, certain parties entered into the respective agreements as below:

(i) the Issuer, Dr. Zhou Pengwu, Ms. Ding Wenting (together with Dr. Zhou Pengwu, the “Founders”) and Jiechuang entered into a Share Subscription Agreement (the “Jiechuang Agreement”) whereby Jiechuang agrees to subscribe 36,402,570 newly issued ordinary shares of the Issuer for the equivalent US dollars of RMB170,000,000;

(ii) the Issuer, Seefar Global Holdings Limited (“Seefar”), Jubilee Set Investments Limited (“Jubilee”), Pengai Hospital Management Corporation (“PH Management”, together with Seefar and Jubilee, the “Sellers”), the Founders and Wanda entered into a Share Purchase Agreement (the “Wanda Agreement”) whereby Wanda agrees to purchase 21,321,962 shares of ordinary shares of the Issuer from the Sellers for the equivalent US dollars of RMB100,000,000;

(iii) the Issuer, Seefar, Jubilee, the Founders, Hawyu (HK) Limited (“Hawyu”), Wanda, Jiechuang and Peak Asia Investment Holdings V Limited (“ADV”) entered into a Shareholders Agreement (the “Shareholders Agreement”). The Shareholders’ Agreement governs, among other things, the appointment of the Issuer’s board of directors (the “Directors”) and senior management, the notice, quorum and Directors’ voting arrangement of board meetings, certain lock-up commitments of the Founders and their affiliates and pre-emptive rights mechanism for the Issuer’s ordinary shares. Pursuant to the Shareholders’ Agreement, the board of directors of the Issuer shall consist of 11 directors, 4 of whom may be appointed by Jiechuang, 2 of whom may be appointed by Wanda, 1 of whom may be appointed by Hawyu, 2 of whom may be appointed by Seefar for so long as Dr. Zhou Pengwu, Ms. Ding Wenting, the Sellers and their affiliates collectively hold no less than 5% of the issued ordinary shares of the Issuer (if they collectively hold less than 5% but no less than 2% of the issued ordinary shares of the Issuer, 1 of whom may be appointed by Seefar), and 2 of whom may be appointed by ADV for so long as ADV and/or its affiliates hold no less than 10% of the issued ordinary shares of the Issuer. On the date of completion of closings of both the share transfer under the Wanda Agreement and the subscription of ordinary shares under the Jiechuang Agreement, the Issuer shall deliver two separate warrants to purchase ordinary shares of the Issuer to Seefar and Wanda, respectively.

(iv) the Issuer, the Founders, Wanda, Jiechuang, ADV and Beacon Technology Investment Holdings Limited entered into a Cooperation Agreement (the “Cooperation Agreement”). Pursuant to the Cooperation Agreement,

•	ADV shall, with respect to each annual and extraordinary meeting of the Issuer, (a) be present at such meeting or otherwise cause all ordinary shares and American Depositary Shares beneficially owned by ADV (the “ADV Covered Shares”) to be counted as present for the purpose of establishing a quorum, and respond to each request by the Issuer for written consent; (b) vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all ADV Covered Shares (i) in favor of the proposed transactions contemplated in the Cooperation Agreement, the adoption of the transaction agreements pertaining to the proposed transactions contemplated in the Cooperation Agreements and any other matters necessary for consummation of the proposed transactions, and (ii) against (a) any proposal or transaction that competes with proposed transactions, and (b) any other action that would impede, interfere with, delay, postpone or adversely affect the proposed transactions;

•	ADV has not granted, and shall not grant at any time prior to the Closing (as defined therein), a proxy or power of attorney with respect to any ADV Covered Shares which is inconsistent with ADV’s obligations pursuant to the Cooperation Agreement;

•	upon the Closing, ADV shall, subject to the requisite approvals being obtained and continuing in force, convert the outstanding Principal Amount (as defined in the Convertible Note issued to ADV on September 17, 2020 (the “Note”)) and the Conversion Catch-up Amount (as defined in the Note), at a conversion price that is equal to the USD equivalent of RMB4.203 per ordinary share;

•	the Issuer shall execute and deliver to ADV the warrant for the purchase of shares of the Issuer to ADV on the date of the Cooperation Agreement (such warrant, the “Warrant”). The Warrant shall be effective on and from the Closing and shall be exercisable into ordinary shares of the Issuer in accordance with the terms thereof (such ordinary shares, the “Warrant Shares”). The warrant exercise price shall be equal to the USD equivalent of RMB4.67 per ordinary share and may be settled, subject to the terms and conditions of Warrant, by way of cashless settlement and/or set-off against the Exit Payment (as defined in the Exit Payments Agreement entered into by ADV, the Issuer and the Founders on September 15, 2020). The Warrant shall contain customary registration rights and the Warrant Shares shall be freely transferable on the exercise of the Warrant; and

•	each party may terminate the Cooperation Agreement upon the earlier of the following: (a) if the Closing does not occur by the Outside Date; and (b) any of the transaction agreements is terminated. “Outside Date” means (i) December 31, 2022; (ii) if all the conditions, other than the satisfaction of the PRC regulatory condition in respect of the proposed transaction (including approvals/registrations/filings required for outward foreign direct investment and antitrust approvals/filings), are satisfied or waived by December 31, 2022, March 31, 2023; or (iii) such other date as agreed between the parties to the Cooperation Agreement;

(v) the Sellers, Shengli Family Limited, the Founders (together with the Sellers and Shengli Family Limited, the “Seller Parties”), Wanda and Jiechuang entered into a Voting Support Agreement (the “Voting Support Agreement”, together with the Jiechuang Agreement, the Wanda Agreement, the Shareholders Agreement and the Cooperation Agreement, the “Transaction Agreements”) whereby the Seller Parties, before the closing of the transaction contemplated under the Transaction Agreements, shall at any meeting of the shareholders of the Issuer, (a) appear at such meeting or otherwise cause all voting securities beneficially owned by the Founders (the “Founder Covered Shares”) to be counted as present for the purpose of establishing a quorum, and respond to each request by the Issuer for written consent, if any and (b) vote (or consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all Founder Covered Shares (i) in favor of the proposed transactions contemplated under the Voting Support Agreement, the adoption of the Transaction Agreements and any other matters necessary for consummation of such proposed transactions and the other transactions and (ii) against (A) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement contained in the Transaction Agreements, (B) any proposal or transaction that competes with such proposed transactions, and (C) any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect such proposed transactions or the Voting Support Agreement; and

(vi) Jiechuang, Wanda, ADV, Seefar and Jubilee entered into a Co-Sale Agreement, pursuant to which ADV, Seefar and Jubilee hold the right to co-sale with Jiechuang and Wanda should any of Jiechuang or Wanda proposes to transfer any shares in the Issuer in accordance with the terms and conditions therein.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer, members of management or other security-holders of the Issuer, lenders to the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this statement, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)–(b)     The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

As described in Item 4 of this Statement, pursuant to (i) the Voting Support Agreement by and among the Seller Parties, Wanda and Jiechuang and (ii) the Cooperation Agreement by and among the Issuer, Seefar, Jubilee, the Founders, Hawyu, Wanda, Jiechuang and ADV, the Reporting Persons other than WU Guiqian may be deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to be the beneficial owner of 51,525,668 ordinary shares of the Issuer, representing 55.9% of the total issued and outstanding shares of the Issuer. WU Guiqian may be deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to be the beneficial owner of 72,938,944 ordinary shares of the Issuer, representing 79.2% of the total issued and outstanding shares of the Issuer, which include 21,413,276 ordinary shares indirectly beneficially owned through Hawyu (HK) Limited.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the ordinary shares which it may be deemed to beneficially own.

(c)       Not applicable.

(d)       No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by either of the Reporting Persons.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Statement is incorporated by reference in this Item 6.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit	Description
A.	Joint Filing Agreement among Hainan Oriental Jiechuang Investment Partnership (Limited Partnership), Shenzhen Venture Capital M & A Fund Management (Shenzhen) Co., Ltd., Shenzhen Luohu Red Earth Pioneering Cci Capital Ltd, Shenzhen Capital Group Co., Ltd., Shenzhen Lafang Investment Management Co., Ltd., Australia Wanda International Company Limited, WU Guiqian and Laurena Wu dated July 20, 2022
B.	English Translation of Share Subscription Agreement among Aesthetic Medical International Holdings Group Limited, Dr. Zhou Pengwu, Ms. Ding Wenting, and Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) dated July 20, 2022
C.	English Translation of Share Purchase Agreement among Aesthetic Medical International Holdings Group Limited, Seefar Global Holdings Limited, Jubilee Set Investments Limited, Pengai Hospital Management Corporation, Dr. Zhou Pengwu, Ms. Ding Wenting and Australia Wanda International Company Limited dated July 20, 2022
D.	English Translation of Shareholders Agreement among Aesthetic Medical International Holdings Group Limited, Seefar Global Holdings Limited, Jubilee Set Investments Limited, Dr. Zhou Pengwu, Ms. Ding Wenting, Australia Wanda International Company Limited, Hawyu (HK) Limited, Hainan Oriental Jiechuang Investment Partnership (Limited Partnership) and Peak Asia Investment Holdings V Limited, dated July 20, 2022
E.	Cooperation Agreement among Aesthetic Medical International Holdings Group Limited, Dr. Zhou Pengwu, Ms. Ding Wenting, Australia Wanda International Company Limited, Hainan Oriental Jiechuang Investment Partnership (Limited Partnership), Peak Asia Investment Holdings V Limited and Beacon Technology Investment Holdings Limited, dated July 20, 2022
F.	Voting Support Agreement among Seefar Global Holdings Limited, Jubilee Set Investments Limited, Pengai Hospital Management Corporation, Shengli Family Limited, Dr. Zhou Pengwu, Ms. Ding Wenting, Australia Wanda International Company Limited and Hainan Oriental Jiechuang Investment Partnership (Limited Partnership), dated July 20, 2022
G.

Co-Sale Agreement among Hainan Oriental Jiechuang Investment Partnership (Limited Partnership), Australia Wanda International Company Limited, Peak Asia Investment Holdings V Limited, Seefar Global Holdings Limited and Jubilee Set Investments Limited, dated July 20, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2022

Hainan Oriental Jiechuang Investment Partnership (Limited Partnership)	By: /s/ WU Binhua
Name: WU Binhua
Title: Authorized Representative

Shenzhen Venture Capital M & A Fund Management (Shenzhen) Co., Ltd.	By: /s/ LI Shouyu
Name: LI Shouyu
Title: Legal Representative

Shenzhen Luohu Red Earth Pioneering Cci Capital Ltd	By: /s/ MENG Jianbin
Name: MENG Jianbin
Title: Legal Representative

Shenzhen Capital Group Co., Ltd.	By: /s/ NI Zewang
Name: NI Zewang
Title: Legal Representative

Shenzhen Lafang Investment Management Co., Ltd.	By: /s/ WU Binhua
Name: WU Binhua
Title: Legal Representative

Australia Wanda International Company Limited	By: /s/ Laurena WU
Name: Laurena WU
Title: Director

WU Guiqian	By: /s/ WU Guiqian
Name: WU Guiqian

Laurena Wu	By: /s/ Laurena WU
Name: Laurena WU